

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2018

Timothy Boswell
Chief Financial Officer
WillScot Corp
901 S. Bond Street, #600
Baltimore, MD 21231

      Re: WillScot Corp
          Form 10-K for Fiscal Year Ended December 31, 2017
          File No. 001-37552

Dear Mr. Boswell:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                   Sincerely,

                   Division of Corporation Finance
                   Office of Manufacturing and
                   Construction